Santiago, December 10, 2004


Mr.
Alejandro Ferreiro Yazigi
Securities and Insurance Superintendency



                                            Ref.:   Coca-Cola Embonor S.A.
                                                    Securities Registry N(0)622
                                                    Notifies "ESSENTIAL FACT"
                                                    ---------------------------


To whom it may concern:

          In accordance with article 9(0) and paragraph 2(0) of article 10 of Law 18.045 about Securities Market, and the provision of Section 2 of the General Rule N(0)30 of this Superintendency, being duly empowered by the Board of Directors, hereby I notify as an ESSENTIAL FACT, the following:

          On December 9, 2004, Coca-Cola Embonor S.A., acting through its Cayman Islands Branch, executed an international syndicated credit agreement for an amount up to $180,000,000, structured by Cooperatieve Centrale
Raiffeisen-Boerenleenbank B.A., "Rabobank International", New York Branch and BCI Asesorias Financieras S.A. as lead arrangers.

          The purposes of the financing is to pay, prepay and/or refinance debt, including among others, 144-A Bonds issued on 1999 by the aforesaid Branch and due on March 2006, and an international bilateral credit agreement also agreed by the Company through its Cayman Islands Branch, on October 2002, with Wachovia Bank, National Association y Rabobank Curacao NV.

          The payment schedule for the Loan's principal contemplates seven biannual and successive payments starting on the month 24 after the credit agreement execution date, in arrears proportional to the total outstanding amount as of the payment date, being the first instalment payable on month 24 and the seventh and last instalment on month 60 counted. The loan is subject to an interest rate of Libor plus a margin. For this purpose, the applicable rate is Libor 180 days and the margin depends on certain consolidated financial ratios.

          Along with the execution of the Credit Agreement, Coca-Cola Embonor S.A.'s Chilean affiliates Embonor S.A, Embonor Holdings S.A. and Embotelladora Iquique S.A., and the Cayman Islands affiliate Embotelladora Arica Overseas, were designated joint and several guarantors of the obligations deriving from the loan.


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          Among the general terms of the transaction, the main debtor and all guarantors have undertaken obligations, restrictions, and prohibitions in corporate, operative and financial matters within the standard market practices applicable by local and international banks in this type of syndicated loans, agreeing to govern the Loan Agreement by New York law and with submission to the jurisdiction of its courts.

          Yours truly,




                                              /s/ Andres Vicuna Garcia-Huidobro
                                              ---------------------------------
                                                Andres Vicuna Garcia-Huidobro
                                                       Gerente General
                                                    Coca-Cola Embonor S.A.